SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1

Closure of Register of Members for Hong Kong Shares and Announcement in relation to the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2022 Interim Dividend, dated August 11, 2022

1.2	2022 Interim Results, dated August 11, 2022

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

2

•	the impact of the continued development of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 12, 2022	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS FOR HONG KONG SHARES AND

ANNOUNCEMENT IN RELATION TO THE WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2022 INTERIM DIVIDEND

Reference is made to the 2022 interim results announcement of China Mobile Limited (the “Company”) published on 11 August 2022. The Board of Directors of the Company (the “Board”) declared an interim dividend of HK$2.20 per share (before withholding and payment of PRC enterprise income tax; in case of any change in the total number of issued shares of the Company between 11 August 2022 and the Record Date (as defined below), the amount of dividend per share will remain unchanged and the total amount of profit distribution will be adjusted accordingly) for the six months ended 30 June 2022 (the “2022 Interim Dividend”) to the shareholders of the Company.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Holders of shares in the Company listed on the Main Board of the Shanghai Stock Exchange (the “RMB Shares”) should refer to announcement(s) which the Company may from time to time publish on the websites of the Shanghai Stock Exchange and the Company with respect to 2022 Interim Dividend arrangements applicable to holders of RMB Shares.

Closure of Register of Members for Hong Kong Shares

Notice is hereby given that the register of members of the Company for the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Shares”) will be closed from Thursday, 8 September 2022 to Tuesday, 13 September 2022 (both days inclusive) for the purpose of ascertaining entitlement of holders of Hong Kong Shares to the 2022 Interim Dividend. In order to qualify for the 2022 Interim Dividend, all transfers of Hong Kong Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 7 September 2022. The 2022 Interim Dividend will be paid on or about Tuesday, 27 September 2022 to those holders of Hong Kong Shares on the register of members on Tuesday, 13 September 2022 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in Respect of 2022 Interim Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2022 Interim Dividend to non- resident enterprise holders of Hong Kong Shares. The withholding and payment obligation lies with the Company. In respect of all holders of Hong Kong Shares whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), other corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise holders of Hong Kong Shares), the Company will distribute the 2022 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the individual income tax in respect of the 2022 Interim Dividend payable to any natural person holders of Hong Kong Shares whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) holder of Hong Kong Shares listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Wednesday, 7 September 2022.

Investors who invest in Hong Kong Shares through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors), whether natural persons or enterprises, are investors who hold Hong Kong Shares through HKSCC, and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2022 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders of Hong Kong Shares in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for non-resident enterprise holders of Hong Kong Shares strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the holders of Hong Kong Shares or any disputes over the mechanism of withholding and payment of enterprise income tax.

By Order of the Board
China Mobile Limited
Wong Wai Lan, Grace
Company Secretary

Hong Kong, 11 August 2022

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Li Pizheng and Mr. Li Ronghua as executive directors; and Mr. Stephen Yiu Kin Wah, Dr. Yang Qiang, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee as independent non-executive directors.

Exhibit 1.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2022 INTERIM RESULTS

• Operating revenue was RMB496.9 billion, up by 12.0% year-on-year; of which, revenue from telecommunications services was RMB426.4 billion, up by 8.4% year-on-year

• Digital transformation revenue reached RMB110.8 billion, up by 39.2% year-on-year, contributing 26.0% of telecommunications services revenue; of which, mobile cloud revenue was RMB23.4 billion, up by 103.6% year-on-year

• Profit attributable to equity shareholders was RMB70.3 billion, up by 18.9% year-on-year

• Total number of mobile customers was 970 million; of which, number of 5G package customers was 511 million; mobile ARPU increased by 0.2% year-on-year to RMB52.3

• Total number of wireline broadband customers was 256 million; of which, number of household broadband customers was 230 million; household customer blended ARPU increased by 4.6% year-on-year to RMB43.0

• Payment of an interim dividend of HK$2.20 per share was declared, up by 34.9% year-on-year

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2022, despite the headwinds and challenges posed by COVID-19, alongside other complexities in the external environment, the Company made every effort to seize the opportunities arising from the thriving digital economy. We did this by embedding ourselves in the aspiration to become a world-class information services and sci-tech innovation enterprise. Throughout this period, we adopted a scientific approach to our reform and development as well as COVID-19 prevention and control. We furthered value-oriented operations by leveraging our business scale and drove the comprehensive and integrated development of our CHBN1 markets. Riding on 5G, CFN (computing force network) and smart mid-end platform, we established our new information service system consisting of connectivity, computing force and abilities. Following these initiatives, we maintained a favourable business growth trend and marked new milestones on the journey to achieve high quality development.

2022 Interim Results

In the first half of 2022, our operating revenue maintained a double-digit growth of 12.0% year-on-year (YoY) to RMB496.9 billion. Of this, our telecommunications services revenue was RMB426.4 billion, up by 8.4% YoY. Revenue from sales of products and others was RMB70.5 billion, up by 39.8% YoY. All four CHBN markets expanded in both customer base and revenue. Aggregate revenue from our “Home”, “Business” and “New” markets accounted for 40.0% of our telecommunications services revenue, increasing by 4.3 percentage points from that of full-year 2021 and showing a continued improvement in our revenue structure. Benefitting from the rapid growth of our digital content, smart home, 5G solutions for vertical industry sectors, mobile cloud and other information services businesses, our digital transformation revenue2 grew by 39.2% YoY to RMB110.8 billion. Contributing 26.0% of telecommunications services revenue, our digital transformation services have become a key growth driver, showing a strong upward trajectory as we break new ground in the information services market as part of a new phase of our development.

1	CHBN refers to the “Customer” market (C), the “Home” market (H), the “Business” market (B) and the “New” market (N).
2

Digital transformation revenue includes the revenues from new businesses from the “Customer” market (Mobile Cloud Drive and others), the revenues from smart home value-added businesses from the “Home” market, the revenues from DICT, IoT and dedicated lines businesses from the “Business” market and the revenue from the “New” market.

To further reduce costs and enhance operational efficiency, we implemented multiple initiatives to control costs and expenses while adding new streams of income and increasing revenue. These initiatives have achieved favorable outcomes, with profit attributable to equity shareholders reaching RMB70.3 billion, up by 18.9% YoY. After excluding the impact of the adjustment to the residual value rate in the same period last year, the YoY growth was 7.3%. Profit attributable to equity shareholders per share reached RMB3.29, representing a YoY increase of 14.1%. Our profitability remained in a leading position among top-tier global telecommunications operators. EBITDA3 increased by 7.4% YoY to RMB173.9 billion and accounted for 40.8% of telecommunications services revenue. EBITDA margin stood at 35.0%. Capital expenditure totaled RMB92.0 billion while our cash flow remained at a healthy level, with free cash flow amounting to RMB55.2 billion. Our strong financial position, alongside our high operational quality and management efficiency, has provided solid support for our future development.

To create higher returns for our shareholders and share the results of our operating gains, after giving full consideration to the Company’s profitability, cash flow condition and future development needs, the Company has decided to pay HK$2.204 per share for the 2022 interim dividend, representing an increase of 34.9% year-on-year. 2022 full-year dividend payout ratio will further increase from that of the previous year. The profit to be distributed in cash for 2023 will gradually increase to 70% or above of the profit attributable to equity shareholders of the Company5 for that year.

Integrated development of CHBN markets and value-oriented operations achieved significant progress

The flourishing development of the digital economy has presented new growth opportunities. In response, we accelerated the strategic transition of our “Customer” and “Home” markets from a focus on scale to an emphasis on value contributions from our customers, while we adopted the inverse strategy for our “Business” and “New” markets. All four CHBN markets showed good growth momentum, which helped consolidate our industry leadership and increase customer satisfaction.

.

3	EBITDA = profit from operations + depreciation and amortization
4

Dividends for A-shares will be paid in Renminbi in the amount of RMB1.8942 per share, applying an exchange rate of HK$1 to RMB0.861004, which is equal to the average central parity rate between Hong Kong dollars and Renminbi announced by the People’s Bank of China in the week before the Board declared the interim dividend.

5	The base of the Company’s profit distribution is the profit attributable to equity shareholders under International Financial Reporting Standards.

“Customer” market: Integrated operations engendered stable-to-rising growth

Our redoubled efforts to promote the integrated management of data access, applications and customer benefits, coupled with a strategy to exercise more precise scenario-based operations, have resulted in stable growth in both customer base and value contributions. On the one hand, we accelerated customer migration from 4G to 5G as well as created more synergy between our “Customer” market and the “Home” and “Business” markets, putting a focus on both the scale and quality of our 5G development and boosting personal information and communications consumption. On the other hand, we responded to our users’ digital consumption demands by adopting a platform economy model. In addition to delivering more membership services, we further differentiated our three major brands (GoTone, M-zone and Easy Own) with quality products and a wider range of blended benefit options to match their respective value propositions. These initiatives, together with our efforts to integrate our extensive customer touchpoints and quality resources, have enabled us to consistently generate high levels of customer value and loyalty. Our “Customer” market saw stable-to-rising YoY growth of 0.2% in the first half of 2022, with revenue reaching RMB256.1 billion. As of the end of June 2022, our mobile customer base reached 970 million, with a net addition of 12.96 million customers. Of these, 511 million were 5G package customers, representing a net increase of 124 million. The scale of our 5G customer base has anchored us at the forefront of the industry. The number of customers using our integrated-benefit products reached 241 million, with a net addition of 50.70 million customers. Regarding our cloud product Mobile Cloud Drive, the number of monthly active users recorded a net addition of 8.02 million, bringing the total to 143 million. Our range of feature businesses, including cloud XR (augmented reality), cloud games and 5G ultra high-definition video connecting tones, all saw rapid growth. Thanks to the rapid migration to 5G and increase in customer spending on digital life, the value contribution per customer saw stable growth, with the ARPU (average revenue per user per month) of our mobile business reaching RMB52.3, up by 0.2% YoY.

“Home” market: Value orientation drove business expansion

To generate greater value from our smart home services, we leveraged the combined strengths of our full-gigabit network connections and cloud-based applications to transform our “Home” business toward HDICT (home data, information and communications technology) solutions and extend this business line to smart communities and digital villages. To lead in broadband services, we have expedited the upgrade and expansion of our gigabit broadband network and built our brand recognition around a quality “Home” service offering. To lead in TV services, we continued to enhance our programme content in which we have further integrated the operation of big- and small-screen content and created a household information service portal consisting of broadband television, digital cinema and vertical content. To lead in smart home services, we continued to launch innovative smart home applications in which we have sped up the scale development of proven applications including smart home network deployment, home security and smart remote controls. We also explored new application scenarios for our HDICT solutions and improved the operating system of new HDICT solutions for multiple scenarios. In the first half of 2022, our “Home” market maintained rapid growth, with revenue increasing by 18.7% YoY to RMB59.4 billion. As of the end of June 2022, we had a total of 230 million household broadband customers, or a net addition of 12.41 million, which continued to put us at the forefront of the industry in terms of customer net additions. Of which, gigabit broadband customer net additions accounted for more than 88% of our household broadband customer net additions. Growth contribution from our smart home applications continued to increase, with the number of customers of our Internet TV service “Mobaihe” reaching 181 million, accounting for 78.4% of our household broadband customer base. Our smart home network customer base also increased by 86.6% YoY; customers using our home security services and “big-screen video-on-demand” services grew by 136.2% YoY and 139.3% YoY respectively. Driven by a broadband upgrade as well as a growing offering of smart home applications, household customer blended ARPU continued to increase, reaching RMB43.0 in the first half of 2022, representing an increase of 4.6% YoY.

“Business” market: Bolstered capabilities fueled strong momentum

With a focus on key industries, we advanced the integrated development of our network, cloud and DICT (data, information and communications technology). We significantly strengthened our market, product and support capabilities across-the-board. In the first half of 2022, our “Business” market revenue continued to grow rapidly, reaching RMB91.1 billion, up by 24.6% YoY. We gained a net addition of 2.29 million corporate customers, bringing the total to 21.12 million. DICT revenue amounted to RMB48.2 billion, an increase of 44.2% YoY. In our mobile cloud business, we leaned on our differentiated advantages in the convergences of cloud and networks, cloud and big data, cloud and intelligence, and cloud and edge computing to further optimize our industry-leading mobile cloud products and technology. These efforts have resulted in very rapid growth in our mobile cloud revenue, amounting to RMB23.4 billion, up by 103.6% YoY. As of the end of June 2022, we have signed more than 3,500 cloud services major contracts, generating revenue of over RMB13 billion. We delivered more than 1,100 cloud migration projects for state-owned enterprises and completed a number of model cases for sectors including public administration, education and healthcare. We are fast becoming a top-tier player in the mobile cloud space. In the area of 5G vertical sectors, we partnered with leading enterprises across various industries to create model cases and accelerate the transition of 5G dedicated networks from a customized to a standardized model. We have achieved the commercialization of solutions and promoted the launch of packaged products. By mass replicating our solutions in this way, we reinforced our position as the leading 5G services provider. As of the end of June 2022, we have launched 300 leading 5G showcases and signed agreements of a cumulative of over 11,000 5G commercial projects across multiple sectors, bringing our DICT contract value for the first half of 2022 to more than RMB16 billion. We also started mass replicating these projects across a wide range of industries, covering smart mining, smart factories, smart grid, smart ports, smart hospitals and smart parks. In the field of IoV (Internet of Vehicles). Seizing the opportunities presented by the rapid growth of this emerging sector, we developed forward-looking and comprehensive plans. As of the end of June 2022, we have accumulated more than 195 million IoV connections. Among these, more than 25 million were factory-installed. In addition, we have implemented more than 150 cooperative vehicle infrastructure showcase projects. In the area of digital government, we strove to empower public administration, social governance and services related to people’s livelihoods. We have provided informatization solutions ranging from public security and judiciary to emergency response and water resources for nearly 200 cities across 27 provinces in China. We have endeavoured to create an image of “digital government solutions expert”, and our landmark digital government solutions projects have yielded notable results.

“New” market: Innovative strategy supported very rapid growth

Focusing on innovative deployment, we advanced the coordinated development of our “New” business in four key areas: international business, equity investment, digital content and FinTech. In the first half of 2022, revenue from our “New” market grew very rapidly to RMB19.9 billion, up by 36.5% YoY. In our international business segment, we strengthened the synergy between our domestic and international operations by launching more of our high-quality and proven domestic capabilities in overseas markets and achieving breakthroughs in developing 5G industry solutions. We further optimized the deployment of our international resources, boosted the global ecosystem and continuously enhanced our worldwide operations. In the first half of 2022, our international business revenue grew by 19.3% YoY to RMB8.1 billion. In terms of equity investment, we optimized our capital resources for value growth, ecosystem formation and synergy creation within a range of key industries. Also, by supporting the growth of ecosystem and encouraging innovation, we have facilitated the digital-intelligent transformation of the ecosystem through industry and capital links. Regarding digital content, we focused on creating an integrated platform for content generation, aggregation and dissemination. On this platform, we developed MIGU Video, cloud games, cloud XR and other high-quality Internet products, which expanded the scale of our business as well as enhanced our user experience. In the first half of 2022, our digital content revenue reached RMB11.6 billion, with a record growth rate of 50.6% YoY. The monthly active users of MIGU Video and cloud games, across all platforms, climbed by 72.5% and 149.4% YoY respectively. In our FinTech business, we built a centralized platform to facilitate financial services throughout the industrial chain. In the first half of 2022, the business grew to a scale of nearly RMB30 billion, up by 157% YoY. Offering a range of “and-Finance” services centered around “and-Wallet”, we drove innovations surrounding digital currency scenarios and operations. In the first half of the year, the monthly active users of our “and-Wallet” service increased by 197.9% YoY.

We are committed to providing customers with exceptional service and consistently optimized our customer services covering every aspect of service and process delivery and ensuring every member of staff was engaged. In the first half of 2022, with a focus on customer needs, we implemented a three-pronged initiative to enhance quality network perception, high-performance products and efficient services at customer touchpoints. This has resulted in a continued improvement in service quality and a significantly better customer perception. Through 10086, our integrated smart service gateway, we expanded video customer services and the application of other new technologies to optimize digital service delivery and customer engagement. We deployed Dayin platform to enhance perception management in an effective manner through the whole customer journey. We also promoted service awareness among all employees and strengthened our brand communications in an all-around manner. These efforts have supported our “Heartwarming Service” brand promise and gained us wide recognition in this regard.

Accelerated the development of new information infrastructure

Looking to embrace the attributes of high-speed and ubiquitous, space-ground integrated, cloud-network convergent, intelligent and agile, green and low-carbon, secure and controllable, we developed the new integrated digital information infrastructure built on 5G, CFN and smart mid-end platform.

A quality 5G network. As we continued to expand the depth and breadth of our 5G coverage, we adopted a scientific approach to coordinating our 700MHz, 2.6GHz and 4.9GHz frequency resources to take full advantage of the complementary strength of each frequency. We continued to promote the co-construction and sharing of our 5G network with China Broadcasting Network Corporation Limited and built the base network using 700MHz frequency band while we orderly grew our indoor coverage and utilized our 2.6GHz and 4.9GHz frequency bands with precision. In doing so, we further consolidated our 5G leadership. In the first half of 2022, 5G-related investments totaled RMB58.7 billion. We put in use a cumulative of one million 5G base stations, including 300,000 700MHz 5G base stations, which together served 263 million 5G network customers and more than 4,400 5G dedicated network projects. Our 5G services provided strong traffic support in the mass market and enabled industry transformations in our “Business” market. We were the first operator to commercialize VoNR (Voice over New Radio) with a full-fledged upgrade to our 5GtoB core network capabilities. Leveraging our leadership in 5G network standard setting as well as network technology, we have accelerated 6G innovation. To this end, we completed the verification of R16 technology and drove its industry adoption. We also played an important role in the freezing of the R17 standards by leading a total of 50 R17-related projects – the largest number among all operators. At the same time, we are leading 24 projects related to 5G-Advanced R18 standards, with a focus on AI-based wireless network architecture, multimedia enhancement and other technologies. In addition, we made breakthroughs in a number of network products including our proprietary 5G small cells. In terms of 6G, we led in envisaging the demand for the technology and achieved breakthroughs in more than 10 key technologies. We also built a 6G collaborative innovation base to drive domestic industrial research. Through these initiatives, we started to gain international recognition in the research and development (R&D) of 6G.

A ubiquitous and integrated CFN. We proactively implemented the national strategy of channeling more computing resources from the east to the west and transformed our CFN from a conceptual prototype to an industrial practice. In terms of the supply of computing force, we advanced our plans to implement the national Dual Gigabit Network Coordinated Development Action Plan, striving to precisely construct a full-fiber gigabit broadband network. All of our Optical Line Terminal (OLT) platforms in the urban areas of cities and counties in the mainland of China, and over 88% for those in townships and villages, were equipped with gigabit capacity. Our gigabit coverage has reached 200 million households. We also strengthened our “4+3+X”6 data center facilities, with a total of 429,000 IDC cabinets available for external use, a net addition of 22,000. Our mobile cloud “N+31+X”7 saw enhanced cloud-network, cloud-edge, cloud-data and cloud-intelligence integration. The total number of cloud servers deployed accumulated to 593,000 after a net addition of 112,000. We have accelerated the development of a nationwide cloud dedicated network. This network is boosting synergies of the computing forces in the center, edge and terminal, allowing customers to seamlessly connect to the cloud when they access our network. We have enriched our product offering and cooperated with leading enterprises to integrate the social CFN for centralized management to meet the demand for computing force across various scenarios. Regarding computing force services, we have actively pursued business integration and innovation. Our initiatives included: focusing on enriching single entry points and our plug-and-play computing force services; building a computing network brain system with integrated computing-network deployment and orchestration; making “computing force faucets” where customers may access computing force services like getting tap water; eastern data and western storage, IoV, metaverse and other scenarios for CFN applications. During the Beijing Winter Olympics, we combined our CFN with the concept of the metaverse to create a variety of snow and ice technology applications such as digital-intelligent sports personas, XR studios and AR snow towns to help promote winter sports. In terms of computing force technology, we gradually introduced our CFN full-stack and full strategy through collaboration and technological advancement. We published our Computing Force Network Technology Whitepaper, which outlined ten major technical development directions and gathered extensive industry consensus. We also activated CFN technology and application trials, developing a national pilot CFN and testing more than 10 key technologies across over 30 scenarios. These trials were based on various initiatives, including the national strategy of channeling more computing resources from the eastern to the western regions, social CFN integration with smart computing and supercomputing, the computing network brain system and cloud-edge-terminal integration.

6	4 hotspot regional centers + 3 trans-provincial centers + X (multiple) provincial centers and business nodes.
7	N (numerous) central resources + 31 provincial level resource pools + X (multiple) edge cloud nodes.

An open and shared smart mid-end platform. We strove to build an open, central-kitchen-like model for our smart mid-end platform and have seen positive early outcomes in terms of our ability to apply the capabilities internally and externally as well as the value delivered. Regarding ability aggregation, based on various business scenarios, we have amassed, shared and replicated a range of standardized capabilities such as smart process automation and electronic signature, as well as polished high-quality technological capabilities such as fundamental communications, artificial intelligence, blockchain, precise positioning and security certification. We continued to gather internal and external data to build our core data capabilities surrounding content and customer insights. As of the end of June 2022, we have marketed 476 mid-end platform capabilities, which were deployed more than 11.0 billion times per month on average, an increase of 61.5% YoY. Under the principle of full compliance with the applicable rules and regulations, we collected a daily average of more than 5.5 petabytes of data, of which high-value data exceeded 600 petabytes. The scale has equipped us with proven capabilities to exercise quantitative management of our data. We provided more than 1.28 trillion threads of data every day on average, an increase of 36% from the end of 2021. To support internal functions, we promoted the use of these capabilities in sales and marketing, service, management and other units to drive intelligent operations, reduce costs and enhance efficiency. Externally, we also worked on commercializing our capabilities and achieved positive initial outcomes in segments such as finance, government, IT, Internet and cultural tourism. Our collaborative ecosystems on platforms such as “Yunshang Yidong”, “Wutong Yinfeng” and “Jiutian Lanyue” continued to expand.

Strengthening capabilities to achieve sustainable development

To future-proof our organization and continue to develop sustainably, we strengthened our capabilities by pursuing technological innovation. Alongside focusing on product development, we also extended collaboration and deepened organizational reforms.

Deepened technological innovation. We continued to ramp up R&D investment8. In the first half of 2022, R&D investment amounted to RMB8.2 billion, up by 20.3% YoY. We are constantly enhancing our ability to independently drive innovation, with a rising proportion of staff members related to the digital-intelligent area. We assumed a principle role in fostering innovation and successfully concluded the first-stage development of critical and core technologies. Our 5G innovation consortia continued to expand, forming a cross-disciplinary alliance consisting of a number of leading enterprises. To advance our leadership in the industrial chain, we established an expert committee, with fellows of academies as its core members. We launched our “101-102-103-104” industry partnership and commenced the construction of the Next Generation Mobile ICT National Engineering Research Center. Centering around 5G and the two key areas of next-generation mobile communications and next-generation artificial intelligence, we strove to develop advanced and original technologies. In terms of patent and standard setting, we are an industry leader, heading a total of 177 5G international standard-setting projects and owning more than 11,000 authorized patents. The scale has put us in the group of top-tier global operators. We accelerated the setting of CFN standards and established the first CFN open-source community in the world. We have rapidly improved our critical capabilities in digital intelligence, launching a range of products on our AI platform and more than 100 capabilities were converted into applications to empower network, customer services, public administration and other usage. Our proprietary IoT operating system and our enhanced fourth-generation mobile cloud main server boosted industry-leading performance in China. We have developed a series of edge cloud products and launched the “CMBaaS” product brand, offering supply chain financing, carbon accounting and other key solutions.

8	R&D investment includes expensed R&D investments and capitalized R&D investments.

Enhanced product development capabilities. Our Product Management Committee played an important role in leading, facilitating, supporting and coordinating our product development process. While enriching our portfolio, creating integrated product suites and increasing the impact of our offerings, we also stepped up efforts toward consolidating our product chain to provide more high-quality information services. This was to ensure that delivering competitive products remains at the core of our value-oriented operations. In our “Customer” market, the numbers of users of our four key products – MIGU Video, video connecting tones, benefit products and “and-Duohao” (add-on numbers) – exceeded 200 million. Six of our products, including Mobile Cloud Drive, cloud games, MIGU Music and “and-Wallet”, recorded more than 100 million customers while our mobile certification service achieved the highest penetration rate in the industry. In our “Home” market, we initiated a pilot project to promote our standardized smart whole-house solutions, which are ready for large-scale deployments. We have also been developing big data products targeting communities and rural villages, designed to help identify business opportunities and improve governance. In addition, we created household computing network-integrated products using cloud-based broadband. In our “Business” market, we have significantly increased our mobile cloud resources and established five 3AZ9 high quality resource pools with more than 600 edge nodes. Our proprietary core products have proven to be secure and controllable. These facilities have consolidated our industry leadership in integrated cloud-network-edge capabilities. The revenue share of our public cloud ranked the seventh in the market, while our dedicated cloud and public administration cloud services ranked the fourth and the third respectively. Under the Wutong big data platform, we launched three categories of standardized products while several of our key security products, including those related to dedicated line services, have been put into commercial trial across the entire network. Our 9-One Industry Platform10 has been developed to aggregate a suite of premium features and capabilities including clouds, network and applications, which enabled us to deliver one-stop solutions. The platform has been deployed more than 100 billion times cumulatively, supporting delivery of more than 1,000 5G projects cumulatively. For terminal products, by building a sales alliance involving all terminals and sales channels, we recorded a total terminal sales volume of more than 48 million units (inclusive of handset sales) in the first half of the year. Through our efforts, we have greatly increased the popularity of 5G terminals and further enhanced our influence in the industry.

9

There are three available zones (AZ) in the resource pool. The networks in these zones are interconnected yet physically independent, ensuring low network latency, high service reliability and the satisfaction of application disaster recovery requirements.

10

The 9-One Industry Platform includes: OnePoint High-precision Positioning Platform, OneTraffic Smart Transportation Platform, OnePower Industrial Internet Platform, OneFinT Smart Finance Platform, OneEdu and-Education Platform, OneHealth Smart Healthcare Cloud Platform, OneTrip Smart Cultural Tourism Platform, OneVillage Rural Revitalization Platform, OneCity Smart City Platform, OnePark Smart Park Platform, OneCyber5G Dedicated Network Operations Platform

Extended open collaboration. To foster strategic collaboration, we formed and deepened our strategic partnerships with local governments, enterprises and public institutions, aimed at promoting digital industrialization and industry digitalization. In doing so, we created cross-disciplinary synergies in information services to support the innovation and development of the digital economy. In terms of capital and funding, we optimized our investment strategy to create more synergy within the industry and facilitate industrial chain upgrades. Drawing on our new information service system, which features connectivity, computing force and abilities, we have increased our efforts to extensively expand the digital ecosystem. The innovative aspect of our collaborative initiatives can be seen in our “Joint Innovation Plus” R&D cooperation system, as well as in our work with national platforms, innovative technology enterprises, tertiary organizations and research institutes. In addition to exploring new models of joint R&D initiatives with enterprises, we also strengthened the management of the fund jointly established by the National Natural Science Foundation of China and China Mobile. Meanwhile, we actively built a new digital-intelligent ecosystem upon various industry alliances initiated by us in areas such as 5G, smart home, IoT and terminal solutions, by leveraging capital as a link. Through such an ecosystem, we tapped into the enormous opportunities in the blue-ocean digital economy hand-in-hand with our strategic investment partners, other partners in the telecommunications industry, system integrators, internet and technology companies as well as the society at large.

Advanced enterprise reforms. With the goal of establishing China Mobile as a world-class model enterprise, we furthered reforms focused on governance, talent and incentive mechanisms, which have helped us create fresh momentum toward the high-quality development of our organization. We furthered the “Double-hundred Action” initiative – designed to reform state-owned enterprises by benchmarking world-leading companies – as well as the national reform program encouraging select Chinese technology companies to implement market-oriented reforms. Three of our subsidiaries – our design institute, smart home business operation center and Internet company – have recently been added to this national technology company reform program. We have achieved breakthroughs from mixed-ownership reforms at XinSheng Tech, which has introduced strategic investors and implemented an employee share ownership scheme. In addition, we launched two key pilot reform programs to support technological research and develop specialized, premium, unique and new products and capabilities. We believe that our reforms at the policy level helped stimulate creativity and entrepreneurship. We continued to optimize our incentive mechanisms by identifying the first batch of top talent development zones to provide added motivation to these individuals. In our technological research “special zones”, we stepped up our tailored incentive policies for our “Wutong” and “Jiutian” teams as well as for XinSheng Tech and China Mobile advisory service, taking into consideration the unique characteristics of each business. In our “Business” market, we refined the system supporting our go-to-market initiatives by setting up various work groups targeting key industries, market segments and major projects, and as a result, we have strengthened our competitiveness in the information services market. We also further reformed our grid operations, unleashing the effect of the inverted pyramid structure whereby managers are urged to provide support to their frontline staff. This approach to grid operations has helped us ignite vitality in our business. To form an encompassing direct sales system as well as drive channel transformations and upgrades, we continued to connect with partners throughout the industry chain to create pan-terminal and cross-channel sales alliances.

Proactively putting environmental, social and governance (ESG) into practice

In our business, we adhere to the principles of integrity, transparency, openness and efficiency to fully comply with all applicable listing rules and ensure sound corporate governance. We pursued policies to increase board member diversity and ensure that our independent non-executive directors contribute their respective experience and expertise to help us further improve our corporate governance and decision-making mechanisms. While advancing our “Compliance Escort Plan”, we continued to strengthen our compliance management system and implement its principles throughout all processes and areas in operations to drive the high-quality development of our business. To strengthen our risk prevention and control measures as well as ensure strong risk detection and management abilities, we enhanced our supervision over key business areas in view of supporting the healthy and sustainable development of the Company.

We put great emphasis on sustainable development and remain committed to working for the greater good for the wider community with the utmost sincerity. To this end, we activated campaigns surrounding the themes of digital-intelligent innovation, inclusive growth and green and low-carbon development. These campaigns are part of our corporate responsibility and designed to promote economic, social and environmental sustainability. We worked to empower various industries in their digital-intelligent transformation journeys, bringing better digital experiences to our daily life. We also took steps to support the coordinated regional development across China and helped advance rural revitalization. In addition, we drove progress of the “C2 Three Energy Action Plan”11 and contributed to the realization of China’s carbon peaking and carbon neutrality goals. We implemented philanthropic campaigns, supported the prevention and control of COVID-19, facilitated disaster relief and took part in other initiatives to promote the public good. These efforts have won us recognition from the wider community. Another area of focus for us is talent development, where we have put great emphasis on creating a friendly and enabling workplace. Our employees are central to the growth of the Company, we deeply care about them and are committed to supporting and motivating them in their careers.

11	C2 Three Energy-China Mobile Carbon Peak Carbon Neutrality Action Plan; “Three Energy” refers to the three guiding principles of actions which include energy saving, clean energy and empowerment.

Future outlook

At present, a new wave of technological evolution and industry transformation has given rise to significant momentum in both integration and innovation related to the next generation of information technology. These advances have increasingly been woven into every aspect and every process of people’s daily life, the economy and society. The fast-growing, all-encompassing and profoundly impactful digital economy features an information network as its critical infrastructure, data as the core element, information technology as the major driver, with integration and innovation as its key strategic elements. In the digital economy, information has become a crucial factor that drives the progress of human civilization, as well as economic and social development. The development will create enormous growth opportunities for information services. China’s digital economy is expected to grow from 39.8% of its GDP in 2021 to over 50%12 by 2025, with the scale of the information services market expected to increase from RMB12.5 trillion in 2021 to RMB22.8 trillion12 over the same period. This growth trend presents valuable opportunities for the digital-intelligent transformation of our Company. However, we also need to face uncertainties in our transformation and future development. The combined effect of COVID-19, geopolitical tensions, fluctuations in commodity prices and disruptions across the industrial and supply chains, among other factors, will impact our operations and production to a certain extent. In addition, the fast pace of change within the information services market creates more complexity, forcing us to increase our efforts across digital-intelligent platform operations and product offerings.

In response to the evolving industry landscape as well as the opportunities emerging from it, we will embark on a new journey, fully, accurately and comprehensively aligning with new principles to ensure our participation in the new development paradigm and drive high-quality growth. We will pursue stable progress while forging ahead with a steadfast focus on innovation. At the same time, we will advance towards a new position of becoming a world-class information services and sci-tech innovation enterprise and put in place a new strategy of becoming a world-class enterprise by building a dynamic “Powerhouse”, establishing new information infrastructure centered around 5G, CFN and smart mid-end platform, and forming an innovative information services system that consists of connectivity, computing force and abilities. With these, we will continue to satisfy, drive and uncover market demand while enabling the digital-intelligent transformation of production, lifestyle and social governance. We will strive to consistently create greater value for our customers and shareholders by providing quality information services and generating exceptional business results.

12	Source: Ministry of Industry and Information Technology, China Academy of Information and Communications Technology.

Acknowledgement

Mr. Wang Yuhang, executive director of the Company, resigned in April 2022, together with Dr. Moses Cheng Mo Chi and Mr. Paul Chow Man Yiu, who resigned in May 2022 after serving as independent non-executive directors for 19 and 9 years respectively. All three directors have been dedicated and diligent in performing their duties, making great contribution to the development of the Company. On behalf of the Board, I would like to express my deep appreciation and gratitude to them for their remarkable contribution over the past years.

Finally, on behalf of the Board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees.

Yang Jie

Chairman

Hong Kong, 11 August 2022

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2022.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2022

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2022	2021
	Note	Million	Million

Operating revenue	5
Revenue from telecommunications services		426,417	393,215
Revenue from sales of products and others		70,517	50,432

		496,934	443,647

Operating expenses
Network operation and support expenses	6	138,194	121,146
Depreciation and amortization		99,464	99,472
Employee benefit and related expenses		63,934	55,910
Selling expenses		26,182	30,389
Cost of products sold		68,900	50,042
Other operating expenses	7	25,812	24,172

		422,486	381,131

Profit from operations		74,448	62,516

Other gains		3,076	2,707
Interest and other income	8	8,859	7,367
Finance costs		(1,229)	(1,421)
Income from investments accounted for using the equity method		6,195	6,527

Profit before taxation		91,349	77,696

Taxation	9	(21,012)	(18,510)

PROFIT FOR THE PERIOD		70,337	59,186

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2022

(Expressed in RMB)

		Six months ended 30 June
		2022	2021
	Note	Million	Million

Other comprehensive income for the period, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of financial assets measured at fair value through other comprehensive income		(160)	(191)
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(3)	46

Items that may be subsequently reclassified to profit or loss
Currency translation differences		1,211	(186)
Share of other comprehensive loss of investments accounted for using the equity method		(386)	(18)

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		70,999	58,837

Profit attributable to:
Equity shareholders of the Company		70,275	59,118
Non-controlling interests		62	68

PROFIT FOR THE PERIOD		70,337	59,186

Total comprehensive income attributable to:
Equity shareholders of the Company		70,937	58,769
Non-controlling interests		62	68

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		70,999	58,837

Earnings per share – Basic	10(a)	RMB3.29	RMB2.89

Earnings per share – Diluted	10(b)	RMB3.29	RMB2.89

Details of dividends to the equity shareholders of the Company are set out in note 11.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2022

(Expressed in RMB)

		As at 30 June 2022	As at 31 December 2021
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment	12	698,550	723,305
Construction in progress	12	105,786	71,742
Right-of-use assets		56,201	55,350
Land use rights		15,530	15,739
Goodwill		35,344	35,344
Other intangible assets		7,062	8,171
Investments accounted for using the equity method		174,104	169,556
Deferred tax assets		45,727	43,216
Financial assets measured at fair value through other comprehensive income		523	689
Financial assets measured at fair value through profit or loss		102,955	78,600
Restricted bank deposits		6,479	7,046
Other non-current assets		34,559	37,198

		1,282,820	1,245,956

Current assets
Inventories		16,216	10,203
Contract assets		8,685	6,551
Accounts receivable	13	60,722	34,668
Other receivables		8,188	10,137
Amount due from ultimate holding company		2,427	2,612
Prepayments and other current assets		23,382	28,291
Prepaid income tax		952	875
Other financial assets measured at amortized cost		29,807	33,884
Financial assets measured at fair value through profit or loss		114,163	132,995
Restricted bank deposits		2,067	2,163
Bank deposits		88,602	89,049
Cash and cash equivalents		272,350	243,943

		627,561	595,371

Total assets		1,910,381	1,841,327

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2022

(Expressed in RMB)

		As at 30 June 2022	As at 31 December 2021
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	14	163,753	152,712
Bills payable		13,385	12,747
Contract liabilities		59,327	79,068
Accrued expenses and other payables		259,017	274,509
Amount due to ultimate holding company		35,602	23,478
Income tax payable		12,502	13,575
Lease liabilities		24,987	26,059

		568,573	582,148

Non-current liabilities
Lease liabilities – non-current		35,491	30,922
Deferred revenue		8,624	8,487
Deferred tax liabilities		2,791	2,369
Other non-current liabilities		7,454	7,109

		54,360	48,887

Total liabilities		622,933	631,035

Equity
Share capital		453,504	402,130
Reserves		829,962	804,220

Total equity attributable to equity shareholders of the Company		1,283,466	1,206,350

Non-controlling interests		3,982	3,942

Total equity		1,287,448	1,210,292

Total equity and liabilities		1,910,381	1,841,327

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

for the six months ended 30 June 2022

(Expressed in RMB)

	Six months ended 30 June
	2022	2021
	Million	Million

Net cash generated from operating activities	147,272	161,618

Net cash used in investing activities	(74,066)	(64,296)

Net cash used in financing activities	(45,008)	(35,792)

Net increase in cash and cash equivalents	28,198	61,530

Cash and cash equivalents, beginning of period	243,943	212,729

Effect of changes in foreign exchange rate	209	(116)

Cash and cash equivalents, end of period	272,350	274,143

NOTES:

(Expressed in RMB unless otherwise indicated)

1	General Information

China Mobile Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”) of the People’s Republic of China (the “PRC”) on 3 September 1997. The principal activities of the Company and its subsidiaries (together referred to as the “Group”) are the provision of telecommunications and information related services in the mainland of China and in Hong Kong (for the purpose of preparing the unaudited condensed consolidated interim financial information, the mainland of China refers to the PRC excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan). The Company’s immediate holding company is China Mobile Hong Kong (BVI) Limited (incorporated in the British Virgin Islands), and the Company’s ultimate holding company is China Mobile Communications Group Co., Ltd. (“CMCC”, incorporated in the mainland of China). The address of the Company’s registered office is 60th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The ordinary shares of the Company have been listed on The Stock Exchange of Hong Kong Limited (the “HKEX”) since 23 October 1997 and the American Depositary Shares (“ADSs”) of the Company had been listed on the New York Stock Exchange LLC (the “NYSE”) since 22 October 1997. In January 2021, the NYSE announced to commence delisting proceedings of the ADSs of the Company and on 7 May 2021, the NYSE filed a Form 25 with the US Securities and Exchange Commission to strike the Company’s ADSs from listing and registration. The delisting of the Company’s ADSs became effective on 18 May 2021. On 5 January 2022, the Company completed the initial public offering of ordinary shares subscribed for and traded in RMB (the “RMB Shares”), which were listed on the Shanghai Stock Exchange (the “SHEX”).

2	Basis of Preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2022 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”), and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent, and the applicable disclosure requirements of the Rules Governing the Listing of Securities (the “Listing Rules”) on HKEX.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2021. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2021 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2022.

No events and transactions that are significant to the changes in financial position and performance of the Group since the release of the annual financial statements for the year ended 31 December 2021 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, KPMG, in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). KPMG’s unmodified independent review report to the board of directors is included in the 2022 interim report.

The financial information relating to the year ended 31 December 2021, that is included in the unaudited condensed consolidated interim financial information for the six months ended 30 June 2022 as comparative information, does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2021 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

3	Significant Accounting Policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2021.

The following amendments are mandatory for the first time for the Group’s financial year beginning on 1 January 2022 and are applicable for the Group:

•	Amendments to IAS/HKAS 16, Property, plant and equipment: Proceeds before intended use
•	Amendments to IAS/HKAS 37, Provisions, contingent liabilities and contingent assets: Onerous contracts – cost of fulfilling a contract

The adoption of the above amendments did not have any significant impact on the Group’s unaudited condensed consolidated interim financial information.

In addition, the IASB and HKICPA also published a number of new standards and amendments to standards which are effective for the financial year beginning on or after 1 January 2023 and have not been early adopted by the Group. The management is assessing the impact of such standards and will adopt the relevant standards in the subsequent periods as required.

4	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and information related services. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in the mainland of China. The Group’s assets located and operating revenue derived from activities outside of the mainland of China are less than 5% of the Group’s assets and operating revenue, respectively.

5	Operating Revenue

	Six months ended 30 June
	2022	2021
	Million	Million

Revenue from telecommunications services
Voice services	38,706	40,849
SMS & MMS services	16,278	16,481
Wireless data traffic services	208,192	208,581
Wireline broadband services	54,168	47,200
Applications and information services	97,988	69,287
Others	11,085	10,817

	426,417	393,215

Revenue from sales of products and others	70,517	50,432

	496,934	443,647

The majority of the Group’s operating revenue is from contracts with customers, and the remaining is not material.

6	Network Operation and Support Expenses

		Six months ended 30 June
		2022	2021
	Note	Million	Million

Maintenance, operation support and related expenses		87,141	71,087
Power and utilities expenses		25,202	24,342
Charges for use of tower assets	(i)	13,512	13,809
Charges for use of lines and network assets	(ii)	4,470	4,726
Charges for use of other assets	(ii)	2,937	2,417
Others		4,932	4,765

		138,194	121,146

Note:

(i)

Charges for use of tower assets include the non-lease components charges (maintenance, certain ancillary facilities usage and related support services) for use of telecommunications towers and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

(ii)

Charges for use of lines and network assets and other assets mainly include the non-lease components charges and the lease components charges for lease contracts that are exempt from recognition of right-of-use assets and lease liabilities, such as short-term lease payments, lease payments of low-value assets and variable lease payments not based on an index or a rate, which are recorded in profit or loss as incurred.

7	Other Operating Expenses

		Six months ended 30 June
		2022	2021
	Note	Million	Million

Interconnection		10,676	9,796
Expected credit impairment losses		5,223	4,561
Net loss on disposal and write-off of property, plant and equipment		233	385
Research and development expenses	(i)	2,680	2,260
Taxes and surcharges		1,464	1,327
Others		5,536	5,843

		25,812	24,172

Note:

(i)	The item does not include depreciation and amortization and employee benefit and related expenses related to research and development.

8	Interest and Other Income

	Six months ended 30 June
	2022	2021
	Million	Million

Interest income	5,543	4,995
Net gains on hold/disposal of financial assets	3,316	2,372

	8,859	7,367

9	Taxation

		Six months ended 30 June
		2022	2021
	Note	Million	Million

Current tax

Provision for enterprise income tax in the mainland of China and other countries and regions on the estimated assessable profits for the period	(i)	22,840	24,421
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(ii)	280	250

		23,120	24,671

Deferred tax

Origination and reversal of temporary differences, net		(2,108)	(6,161)

		21,012	18,510

Note:

(i)

The provision for enterprise income tax in the mainland of China and other countries and regions has been calculated on the estimated assessable profits for the period at the rates of taxation prevailing in the regions in which the Group operates. The Company’s subsidiaries operate mainly in the mainland of China. The provision for the PRC enterprise income tax is based on the statutory tax rate of 25% (for the six months ended 30 June 2021: 25%) on the estimated assessable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2022. Certain subsidiaries of the Company entitle to the preferential tax rate of 15% (for the six months ended 30 June 2021: 15%), and certain research and development costs of the Company’s PRC subsidiaries are qualified for 75% (for the six months ended 30 June 2021: 75%) additional deduction for tax purpose.

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% (for the six months ended 30 June 2021: 16.5%) of the estimated assessable profits for the six months ended 30 June 2022.

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

10	Earnings Per Share

(a)	Basic earnings per share

The calculation of basic earnings per share for the six months ended 30 June 2022 is based on the profit attributable to equity shareholders of the Company of RMB70,275 million (for the six months ended 30 June 2021: RMB59,118 million) and the weighted average number of 21,335,565,066 shares in issue during the period (for the six months ended 30 June 2021: 20,475,482,897 shares).

(b)	Diluted earnings per share

For the six months ended 30 June 2022 and 2021, the Group has considered the impact from the following factors when calculating diluted earnings per share:

(i)	Convertible bonds issued by an associate of the Group (“CB”) that were outstanding during the periods;

(ii)	Share options issued by the Company that were outstanding during the periods;

(iii)	The RMB Shares publicly offered but had yet to be listed on the SHEX during the period; and

(iv)	The over-allotment option that was outstanding during the period.

The first two factors had no dilutive effects for both periods, as (i) the assumed conversion of the CB would have increased the profit attributable to equity shareholders of the Company, (ii) the exercise price of the share options exceeded the average market price of the Company’s ordinary shares on the HKEX during the periods the share options were outstanding. The third factor had no dilutive effect for the period, as (iii) the offer price of the RMB Shares was not lower than its fair value during the period from the beginning of the current period to the completion date of the listing on the SHEX.

The fourth factor had a dilutive effect during the period, as (iv) the exercise price of the over-allotment option was lower than the average market price of the RMB Shares during the exercisable period.

For the six months ended 30 June 2022, the calculation of diluted earnings per share is based on the profit attributable to equity shareholders of the Company of RMB70,275 million (for the six months ended 30 June 2021: RMB59,118 million) and the weighted average number of 21,335,665,605 shares during the period (for the six months ended 30 June 2021: 20,475,482,897 shares). As the dilutive effect on earnings per share resulting from the assumed exercise of over-allotment option was negligible, therefore diluted earnings per share were the same as basic earnings per share.

For the six months ended 30 June 2021, diluted earnings per share were the same as basic earnings per share.

11	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2022	2021
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$2.200 (equivalent to approximately RMB1.881) (2021: HK$1.630 (equivalent to approximately RMB1.356)) per share	40,192	27,771

The 2022 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1=RMB0.85519, being the rate announced by the State Administration of Foreign Exchange in the PRC on 30 June 2022. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2022.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as at the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2022	2021
	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$2.430 (equivalent to approximately RMB2.087) (2021: HK$1.760 (equivalent to approximately RMB1.481)) per share	44,594	29,916

12	Property, Plant and Equipment and Construction in Progress

For the six months ended 30 June 2022, the Group acquired items of property, plant and equipment and construction in progress with an aggregate cost of RMB91,576 million (for the six months ended 30 June 2021: RMB85,976 million) and the depreciation of property, plant and equipment recognized in unaudited condensed consolidated statement of comprehensive income was RMB82,190 million (for the six months ended 30 June 2021: RMB83,337 million).

The Group adjusted the residual value rate of certain wireless and transmission assets (mainly comprising 2G wireless equipment, telecommunications optic cables and pipelines, etc) to zero with effect from 2021. The aforesaid changes in accounting estimates were made using the prospective application method, resulting in the depreciation and amortization for the six months ended 30 June 2021 increased by approximately RMB7,973 million.

13	Accounts Receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 30 June 2022	As at 31 December 2021
	Million	Million

Base on invoice date:

Within 30 days	18,773	12,198
31 – 60 days	6,794	3,855
61 – 90 days	6,506	4,045
91 days – 1 year	24,908	11,457
Over 1 year	3,741	3,113

	60,722	34,668

The accounts receivable of the Group are primarily comprised of receivables due from customers and other telecommunications operators. Accounts receivable from individual customers are spread among an extensive number of customers and the majority of the receivables from customers are due for payment within one month from the date of billing. For corporate customers, the credit period grants by the Group is based on the service contract terms, normally not exceeding 1 year.

14	Accounts Payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and support expenses and interconnection expenses, etc.

The aging analysis of accounts payable is as follows:

	As at 30 June 2022	As at 31 December 2021
	Million	Million

Base on invoice date:

Within 180 days	82,655	86,545
181 days to 1 year	40,903	28,948
Over 1 year	40,195	37,219

	163,753	152,712

All of the accounts payable are expected to be settled within one year or are repayable on demand.

15	Capital Commitments

The Group’s capital expenditure contracted for as at the balance sheet dates but not provided for in the unaudited condensed consolidated interim financial information were as follows:

	As at 30 June 2022	As at 31 December 2021
	Million	Million

Land and buildings	4,974	4,049
Telecommunications equipment and others	36,282	29,510

	41,256	33,559

16	Events after the Reporting Period

After the balance sheet date, the Board of Directors proposed an ordinary interim dividend. Further details are disclosed in note 11.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

The Company bought back a total of 15,424,000 shares in the Company (the “Hong Kong Shares”) listed on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) on the Hong Kong Stock Exchange for an aggregate price of HK$865,946,546.35 (excluding expenses) during the six months ended 30 June 2022 and such Hong Kong Shares bought back were cancelled, details of which are as follows:

Date of buy-back	Number of Hong Kong Shares bought back	Price paid per Hong Kong Share		Aggregate price paid (excluding expenses)
		Highest	Lowest
		HK$	HK$	HK$

10 February 2022	7,303,500	58.15	56.65	422,227,750.95
15 February 2022	2,329,500	54.60	54.25	126,862,240.50
17 February 2022	1,900,000	54.55	54.15	103,363,990.00
18 February 2022	3,630,000	55.00	54.20	199,138,896.00
22 February 2022	261,000	55.00	54.95	14,353,668.90

	15,424,000			865,946,546.35

The Board of Directors of the Company (the “Board”) believes that such buy-backs of Hong Kong Shares would benefit the Company and its shareholders, and would lead to an enhancement of the net value of the Company and its assets and/or its earnings per share.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the six months ended 30 June 2022.

AUDIT COMMITTEE

The Audit Committee reviewed with management the Group’s unaudited condensed consolidated interim financial information for the six months ended 30 June 2022 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control, financial report and other matters.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2022, the Company complied with all the code provisions of the Corporate Governance Code as set out in Part 2 of Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”).

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Hong Kong Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2022 to 30 June 2022.

CLOSURE OF REGISTER OF MEMBERS FOR HONG KONG SHARES

The Board declared an interim dividend of HK$2.20 per share (before withholding and payment of PRC enterprise income tax; in case of any change in the total number of issued shares of the Company between 11 August 2022 and the Record Date (as defined below), the amount of dividend per share will remain unchanged and the total amount of profit distribution will be adjusted accordingly) for the six months ended 30 June 2022 (the “2022 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company for the Hong Kong Shares will be closed from Thursday, 8 September 2022 to Tuesday, 13 September 2022 (both days inclusive) for the purpose of ascertaining entitlement of holders of Hong Kong Shares to the 2022 Interim Dividend. In order to qualify for the 2022 Interim Dividend, all transfers of Hong Kong Shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Wednesday, 7 September 2022. The 2022 Interim Dividend will be paid on or about Tuesday, 27 September 2022 to those holders of Hong Kong Shares on the register of members on Tuesday, 13 September 2022 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2022 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2022 Interim Dividend to non-resident enterprise holders of Hong Kong Shares. The withholding and payment obligation lies with the Company. In respect of all holders of Hong Kong Shares whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), other corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise holders of Hong Kong Shares), the Company will distribute the 2022 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the individual income tax in respect of the 2022 Interim Dividend payable to any natural person holders of Hong Kong Shares whose names appear on the Company’s register of members as at the Record Date.

If any resident enterprise (as defined in the Enterprise Income Tax Law) holder of Hong Kong Shares listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Wednesday, 7 September 2022.

Investors who invest in Hong Kong Shares through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors), whether natural persons or enterprises, are investors who hold Hong Kong Shares through HKSCC, and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2022 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders of Hong Kong Shares in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for non-resident enterprise holders of Hong Kong Shares strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the holders of Hong Kong Shares or any disputes over the mechanism of withholding and payment of enterprise income tax.

PUBLICATION OF 2022 INTERIM RESULTS AND 2022 INTERIM REPORT

This announcement is published on the HKEXnews website of the Hong Kong Stock Exchange at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2022 Interim Report will be despatched to holders of Hong Kong Shares and be available on the websites of HKEXnews, the Shanghai Stock Exchange and the Company.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Li Pizheng and Mr. Li Ronghua as executive directors; and Mr. Stephen Yiu Kin Wah, Dr. Yang Qiang, Mr. Carmelo Lee Ka Sze and Mrs. Margaret Leung Ko May Yee as independent non-executive directors.